Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF CONVERSION

FROM A LIMITED LIABILITY COMPANY TO A

CORPORATION PURSUANT TO SECTION 265 OF

THE DELAWARE GENERAL CORPORATION LAW

1.	The jurisdiction where the limited liability company first formed is Delaware.

2.	The jurisdiction immediately prior to filing this Certificate is Delaware.

3.	The date the limited liability company first formed is December 30, 2013.

4.	The name of the limited liability company immediately prior to filing this Certificate is Heritage Insurance Holdings, LLC.

5.	The name of the Corporation as set forth in the Certificate of Incorporation is Heritage Insurance Holdings, Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting limited liability company have executed this Certificate on the     day of             , A.D. 2014.

By
Name:
Title: